NF Energy Savings Corporation of America
21 Jia Bei Si Dong Road
Tie Xi Qu
Shenyang, PRC 110021

October 5th, 2009

Filed via EDGAR

United States Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549-4631

Attention: John Cash, Branch Chief

Re: NF Energy Savings Corporation of America
Form 10-K for the year ended December 31, 2008
File No. 0-50155

Dear Sirs:

We are responding to your comment by letter dated September 10, 2009, sent to NF Energy Savings Corporation of America ("Company") concerning the above referenced Form 10-K. We have repeated the staff comments for your convenience, with a written response set forth thereafter. All explanations regarding to accounting issues are justified by third party accountant.

Form 10-K for the year ended December 31, 2008

Critical Accounting Policies

Revenue Recognition, page 20

1 **Please tell us and enhance the discussion of your revenue recognition policies in future filings to more fully describe the nature of your products, services, and projects, including the average time-periods over which each revenue source generally occurs. Please specifically address whether product deliveries and services occur over extended time-periods, are conditional on future product deliveries and services (or anything else), or require customer approval. If there are any conditions or if customer approval is required, please explain to us why you believe recognizing revenue upon delivery or upon completion of the service is appropriate.**

Response:
We will elaborate with the below description of our revenue recognition policies in our future filings.
We offer a number of products and service to our customers, which are:

Nature of revenue items in our operations	Revenue recognition policies under	Average time-periods
1. Sales of energy saving flow control equipment	(a) Sale of products	1 to 6 months
2. Provision of energy project management and sub-contracting service	(b) Services	2 to 3 months
3. Provision of energy-saving reconstruction projects	(c) Projects	6 to 12 months

Generally, we consider our revenue recognition policies in accordance with the SEC's Staff Accounting Bulletin No. 104, "Revenue Recognition", whereas we recognize revenue when:

1. persuasive evidence of an arrangement exists,
2. transfer of title has occurred or services have been rendered,
3. the selling price is fixed or determinable and,
4. collectibility is reasonably assured.

(a) Sale of products

Generally, these energy saving flow control equipment are manufactured and configured to customer requirements. We typically produce and build the energy saving flow control equipment for customers in a period from 1 to 6 months. When we complete the production in accordance with the customer's specification, the customer is required to inspect the finished products for the quality and product conditions with the full satisfaction at our plant. Once the product is accepted by the customer, we usually make delivery to the customer, usually within the month.

We recognize revenue from the sale of such finished products upon delivery to the customers, whereas the title and risk of loss are fully transferred to the customers.

(b) Service revenue

Service revenue is primarily derived from energy-saving technical services or project management or sub-contracting services that are not an element of an arrangement for the sale of products. These services are generally billed on a time-cost plus basis.
Revenue is recognized, net of taxes when service is rendered and accepted by the customers.

(c) Project revenue

For the project revenue, we follow the percentage-of-completion method under SOP 81-1 "Accounting for Performance of Construction-Type and Production-Type Contracts", to recognize revenues for energy-saving reconstruction projects that require significant modification or customization or installation subject to the customers. Advance payments from customers and amounts billed to clients in excess of revenue recognized are recorded as receipt in advance.

Accounts Receivable, page 21

2. **We note the significant period of time that accounts receivable remain outstanding based on the balance of accounts receivable relative to revenues. Given the significance of your accounts receivable balances, please tell us and enhance your disclosures in future filings to fully explain the payment terms for your accounts receivable from each source of revenue. You should fully explain why accounts receivable are outstanding for such extended time-periods. You should also address the impact of your accounts receivable balance on your liquidity and the potential risks and uncertainties related to such extended payment terms on your financial statements.**

Response:
We have explained the payment terms for our accounts receivable from each source of revenue as below:

Revenue items	General payment terms:
1. Sales of products	10% of contract value will be paid by the customer upon signing the contracts. 50% of contract value will be paid by the customer after the physical inspection (with a credit term from 30 to 90 days). 30 to 35% of contract value will be paid upon the delivery to the customer (with a credit term from 30 to 90 days). 5 to 10% of contract value will be paid within 12 months (from the delivery date) as warranty retention for the project.
2. Services	10 to 15 % of contract value will be paid by the customer upon signing the contracts. The remaining contract value will be paid by the customer upon the completion (with a credit term from 30 to 90 days).
3. Projects	Payments based on the achievement of certain milestones

Most of our customers are settled with our accounts receivable in accordance with the agreed payment terms in a timely manner. In rare cases, we may offer extended payment terms to certain customers for equipment sales. These customers are usually large state-owned corporations with good credit ratings. At the end of each period, we evaluate the structure and collectability of accounts receivable and for these receivables that are past due or not being paid according to payment terms, we takes appropriate actions to exhaust all means of collection, including seeking legal resolution in a court of law, for its collection efforts.

We have elaborated our accounting policy on accounts receivable as below:

- Accounts receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest, which are due within contractual payment terms, generally 30 to 90 days from shipment. Credit is extended based on evaluation of a customer's financial condition. Accounts receivable outstanding longer than the contractual payment terms are considered past due. Past due balances over 90 days and over a specified amount are reviewed individually for collectibility. Management reviews the adequacy of the allowance for doubtful accounts on an ongoing basis, using historical collection trends and aging of receivables. Management also periodically evaluates individual customer's financial condition, credit history, and the current economic conditions to make adjustments in the allowance when it is considered necessary. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-

balance-sheet credit exposure related to its customers.

Item 9A(T). Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures, page 54

3 **We note your statement "that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures." Please confirm to us and revise future annual and quarterly filings to state, if true, that your disclosure controls and procedures are *designed to* provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are "effective at the reasonable assurance level." Alternatively, please remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.**

Response: The Company confirms that the controls and procedures were, and are, designed to provide reasonable assurance of achieving their objectives. Moreover, our principal executive officer and principal financial officer concluded that the controls and procedures were effective at the reasonable assurance level. Furthermore, the Company is working with Resource Global to contribute an even more adequate internal control system according to COSO model. Future filings of financial reports will make these controls and procedures clear.

Exhibits 31.1 and 32.2

4 **We note that the certifying individuals included their titles in the introductory sentence of the certifications required by Item 601(b)(31) of Regulation S-K in the Form 10-K for the year ended December 31, 2008 and in exhibits 31.1 and 31.2 to the Forms 10-Q for the periods ended March 31, 2009 and June 30, 2009. Please confirm that these individuals certified the reports in their personal capacity and remove their titles from the introductory sentence of the certifications required by Item 601(b)(31) of Regulation S-K in future filings.**

Response: In future filings, the certifications required by Item 601(b)(31) of Regulation S-K will not refer to the officer position held by the certifying individual in the first sentence of the certification. The Company hereby confirms that the individuals certified the past reports of the Company in their personal capacity.

In connection with responding to the Staff comments, the company acknowledges that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Sincerely,

/s/ Li Hua Wang

Li Hua Wang,
Chief Financial Officer

cc: Mindy Hooker, Staff Accountant
Anne McConnell, Senior Staff Accountant